UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15019
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PEPSIAMERICAS, INC.
HOURLY 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PEPSIAMERICAS, INC.
4000 Dain Rauscher Plaza, 60 South Sixth Street
Minneapolis, Minnesota 55402

Contents
REQUIRED INFORMATION
The PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are included on pages F-2 through F-12 of this Form 11-K.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN
Dated: June 28, 2007	By:	/s/ ANNE D. SAMPLE
Anne D. Sample
Senior Vice President, Human Resources

PepsiAmericas, Inc. Hourly 401(k) Plan
Financial Statements as of and for the Years Ended December 31,
2006 and 2005, Supplemental Schedule as of December 31, 2006
together with Reports of Independent Registered Public
Accounting Firms

PepsiAmericas, Inc. Hourly 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Trust Committee of
   PepsiAmericas, Inc. Hourly 401(k) Plan
Minneapolis, Minnesota
We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ PLANTE & MORAN, PLLC
Elgin, Illinois
June 22, 2007

Report of Independent Registered Public Accounting Firm
To the Trust Committee of
   PepsiAmericas, Inc. Hourly 401(k) Plan
Minneapolis, Minnesota
We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ OSTROW REISIN BERK & ABRAMS, LTD.
Chicago, Illinois
June 23, 2006

PepsiAmericas, Inc. Hourly 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets:
Plan interest in PepsiAmericas, Inc. Defined Contribution Master Trust	$103,736,301	$96,636,450
Participant loans	4,241,601	3,607,292
Participant contributions receivable	127,440	159,368
Employer contributions receivable	71,276	22,770

Total assets	108,176,618	100,425,880

Liabilities:
Expenses payable	13,270	40,617

Net Assets Available for Benefits, at Fair Value	108,163,348	100,385,263

Adjustment from fair value to contract value for interest in PepsiAmericas, Inc. Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	198,530	81,454

Net Assets Available for Benefits	$108,361,878	$100,466,717

The accompanying notes are an integral part of these financial statements.

PepsiAmericas, Inc. Hourly 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed To:
Net investment income from the PepsiAmericas, Inc.
Defined Contribution Master Trust	$9,567,364	$6,260,533
Interest income on participant loans	215,514	165,133
Contributions:
Participant:
Elective deferrals	6,497,058	6,789,653
Rollovers	1,040,289	4,279,191
Employer, net of forfeitures	3,574,165	3,167,678

Total additions, net	20,894,390	20,662,188

Deductions from Net Assets Attributed To:
Benefits paid to participants	8,991,954	5,858,141
Administrative expenses	74,941	167,280

Total deductions	9,066,895	6,025,421

Net Increase Before Plan Transfers	11,827,495	14,636,767

Transfers To Other Plans, Net	(3,932,334)	(475,856)

Increase in Net Assets	7,895,161	14,160,911

Net Assets Available for Benefits:
Beginning of year	100,466,717	86,305,806

End of year	$108,361,878	$100,466,717

The accompanying notes are an integral part of these financial statements.

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

The following brief description of the PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. (the “Company” or “Employer”) and those of its subsidiary companies which adopt the Plan. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participant contributions are made to the Plan through periodic payroll deductions. The maximum amount of total annual pretax contributions by a participant is subject to limitations under the Internal Revenue Code (“IRC”). The Plan permits participating Employers to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a pretax 401(k) savings plan or an after tax savings plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

Participants may also make rollover contributions to the Plan, provided the amount represents an eligible rollover distribution under the IRC. Rollover contribution amounts are 100 percent vested and nonforfeitable at all times.

Forfeitures - Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or withdrawn from the Plan or to pay expenses of the Plan as determined by the Plan administrator. In the event a participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant’s account any previously forfeited amount used to reduce Employer contributions.

For the years ended December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $238,000 and $153,000, respectively.

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, Employer contributions, and an allocation of plan earnings and expenses. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans - In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant’s vested account balance or $50,000. The loans bear interest at the trustee’s prime rate in effect when the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

Vesting – Generally, participants will be 100 percent vested in Employer contributions and actual earnings thereon made after completion of 5 years of vesting service or upon retirement, death or disability.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits - On termination of service, a participant may elect to receive the vested value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, or disbursement amounts at their discretion.

In 2006, the Plan was amended to allow distributions up to $100,000 to participants who sustained economic losses due to Hurricanes Katrina, Rita, and Wilma. Qualified participants were eligible to choose this distribution election prior to January 1, 2007.

Expenses - External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from plan assets. Trustee, legal, and all other external expenses are also paid from plan assets to the extent that those expenses of the Plan are not paid by the Employer.

Investment Options - Participants in the Plan have the right to direct the investment of their account balances and contributions into various investment options offered by the Plan’s Trust Committee as available for investment purposes. Investments of the Plan are held by Fidelity Management Trust Company (the “Trustee”), including an option to invest in the PepsiAmericas, Inc. common stock fund.

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
2.	Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The fair value of the Plan’s interest in the PepsiAmericas, Inc. Defined Contribution Master Trust (the “Master Trust”) is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions. The investments in the Master Trust are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Investment contracts with underlying fully benefit responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits. The fair value of the investment contracts is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations. The value of participant loans is book value, which approximates fair value.

The Plan records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants – Benefits paid to participants are recorded when distributed.

Transfers to Other Plans, Net – From time to time, participants in the Plan change roles and responsibilities within the Company and become eligible for other Company-sponsored plans. Accordingly, participant account balances are transferred between these Company-sponsored plans. During the years ended December 31, 2006 and 2005, the Plan transferred $3,932,334 and $475,856, respectively, to the PepsiAmericas, Inc. Salaried 401(k) Plan.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of interests in registered investment companies and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Plan financial statements.

Reclassifications - Certain amounts in the prior period financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements - In December 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). This FSP provides guidance on the measurement of fully benefit-responsive investment contracts and the financial statement presentation and disclosure of these contracts. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $198,530 and $81,454 as of December 31, 2006 and 2005, respectively. There was no impact on total net assets available for benefits as of December 31, 2005.

3.	Investment Contracts

The PRIMCO Stable Value Fund is a fully benefit-responsive investment fund. The investment fund’s objective is to seek preservation of capital and provide a rate of return similar to market rates. To achieve this investment objective, the fund invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of high-quality fixed income securities.

The fund invests in both traditional guaranteed investment contracts (“GICs”) and wrapper contracts, also known as synthetic GICs. In a traditional GIC, the contract issuer takes a deposit from the fund and purchases investments. The contract issuer is contractually obligated to repay the principal and a guaranteed rate of interest to the fund.

In a synthetic GIC, the underlying investments are held by the fund. The fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the term of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

The keys that could impact the future interest crediting rate for a wrapper contract include the following:
•	The level of market interest rates;

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
•	The amount and timing of participant contributions, transfers, and withdrawals from the wrapper contract;

•	The investment returns generated by the fixed income investments that back the wrapper contract;

•	The duration of the underlying investments backing the wrapper contract.
The aggregate average yield of the investment contracts for the year ended December 31, 2006 and 2005, was 5.1 percent and 4.7 percent, respectively. The aggregate interest rate credited to participants for the investment contracts as of December 31, 2006 and 2005, was 5.0 percent and 4.7 percent, respectively.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include the following:
•	Termination of the plan;

•	A material adverse change to the provisions of the plan;

•	Withdrawal from the wrapper contract;

•	A plan merger or spin-off where the terms of the successor plan do not meet the wrapper contract issuer’s criteria for issuance of a clone wrapper contract.
In the Plan administrator’s opinion, the events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

4.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the Master Trust, which was established for the investment of assets of the Plan and another Company-sponsored retirement plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 24 percent and 25 percent, respectively.

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following table presents the investments in the Master Trust as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value:
Common stocks:
PepsiAmericas, Inc.	$21,200,855	$26,883,090
Other	747,296	683,619
Collective investment trusts	64,531,934	58,670,487
Registered investment companies	254,482,462	215,855,350
Investment contracts	86,423,559	83,189,519

Total Master Trust investments, at fair value	427,386,106	385,282,065

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	709,328	286,463

Total Master Trust investments	$428,095,434	$385,568,528

The following table presents investment income for the Master Trust for the years ended December 31, 2006 and 2005:

	2006	2005
Net appreciation (depreciation) in fair value of investments:
Common stock	$(2,313,637)	$2,155,363
Collective investment trusts	9,363,292	3,856,683
Registered investment companies	15,113,433	11,666,849

	22,163,088	17,678,895

Interest and dividends	18,384,967	9,536,293

Total investment income	$40,548,055	$27,215,188

PepsiAmericas, Inc. Hourly 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been restated effective January 1, 2005. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements:	$108,361,878

Adjustment from contract value to fair value for interest in PepsiAmericas, Inc. Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	(198,530)

Net assets available for benefits per the Form 5500	$108,163,348

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and at contract value in the financial statements. Additionally, investment income on the Form 5500 for the year ended December 31, 2006 was $198,530 lower than the investment income recorded in the financial statements.

7.	Party-in-interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Services, Inc., an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Plan also allows investment in PepsiAmericas, Inc. common stock, which is a party-in-interest transaction exempt from prohibition by ERISA.

PepsiAmericas, Inc. Hourly 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4(i)
EIN 13-6167838, Plan Number 004
December 31, 2006

(a)	(b)	(c)	(e)
	Identity of Issuer	Description	Current Value
*	Participant loans	Interest rates from 4.0% to 9.5%	$4,241,601

*	Represents party-in-interest to the Plan.

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm